FOIA CONFIDENTIAL TREATMENT REQUEST

9 Commercial Boulevard, Suite 200

Novato, California 94949

Telephone: (415) 382-1390

April 9, 2009

VIA EDGAR CORRESPONDENCE FILING AND OVERNIGHT MAIL

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

(Overnight Mail to:)

FOIA Office

100 F Street, N.E., Mail Stop 5100

Washington, DC 20549

Attention: Vanessa Robertson

Re:	Form 10-K for the Fiscal Year Ended August 31, 2008
Form 10-Q for the Quarterly Period Ended November 30, 2008

File Number: 000-50720

Dear Ms. Robertson:

Raptor Pharmaceuticals Corp. is hereby providing the following responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) communicated to us on March 30, 2009 relating to our initial responses to the Commission’s comment letter, dated March 13, 2009 (relating to the above-referenced Form 10-K for the Fiscal Year Ended August 31, 2008 and Form 10-Q for the Quarterly Period Ended November 30, 2008).

We appreciate the Commission’s assistance in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. For the Commission’s convenience, our responses to each comment or request for additional information contained in the Commission’s March 30, 2009 verbal correspondence is set forth immediately below the summarized text of the applicable comment or request.

FOIA CONFIDENTIAL TREATMENT REQUEST

We request, pursuant to 17 C.F.R. §200.83 (“Rule 83”) confidential treatment for portions of our response to Comment No. 3 as indicated below. We request that the indicated portions of this letter be maintained in confidence, not be made part of any public record, and not be disclosed to any person.

United States Securities and Exchange Commission

Attention: Vanessa Robertson

April 9, 2009

Two copies of this letter are provided: a redacted version with confidential information labeled “RPTP No. 1” (the “Confidential Information”) in brackets and replaced by asterisks, and a version with the same information in brackets and highlighted. We are submitting only the redacted version on EDGAR. We respectfully request that the Confidential Information be withheld from public disclosure, along with (a) any memoranda, notes, correspondence, or other writings made by any member or employee of the Commission relating to the Confidential Information, or any conference or telephone call with respect thereto; and (b) any copies or extracts of any of the foregoing.

In accordance with Rule 83 subparagraph (d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect the Confidential Information or any correspondence, memorandum, or notes related thereto, we ask that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that we may, if deemed necessary or appropriate, pursue any remedies available to us. In such an event, we respectfully request that you telephone the undersigned directly at (415) 382-1390 rather than rely upon the United States mail for such notice. As required by Rule 83 subparagraph (a)(3), our address is 9 Commercial Boulevard, Suite 200, Novato, California 94949.

Commission Comment/Request #1(a):

Reconcile the research and development expenses as shown in the table and as recorded in the statement of operations.

Response (Comment #1(a)):

Research and development expenses include the following: (in $ millions)

Major Program (stage of development)	Estimated FYE August 31, 2009	Cumulative Through August 31, 2008	FYE August 31, 2008	FYE August 31, 2007
DR Cysteamine – All Indications (clinical)	4.6	1.0	1.0	-
ConviviaTM (clinical)	0.8	1.7	1.7	-
HepTideTM (preclinical)	0.5	1.2	0.7	0.5
NeuroTransTM (preclinical)	-	0.6	0.3	0.3
WntTideTM (preclinical)	0.1	0.2	0.2	-
Minor or Inactive Programs	0.1	0.6	0.2	0.4
R & D Personnel and Other Costs Not Allocated to Programs	1.7	3.0	1.5	1.0
Total Research & Development Expenses	7.8	8.3	5.6	2.2

United States Securities and Exchange Commission

Attention: Vanessa Robertson

April 9, 2009

Major Program expenses recorded as general and administrative expenses: (in $ millions)

Major Program (stage of development)	Estimated FYE August 31, 2009	Cumulative Through August 31, 2008	FYE August 31, 2008	FYE August 31, 2007
DR Cysteamine – All Indications (clinical)	0.02	0.08	0.08	-
ConviviaTM (clinical)	0.01	0.04	0.04	-
HepTideTM (preclinical)	0.04	0.10	0.05	0.05
NeuroTransTM (preclinical)	0.03	0.10	0.05	0.05
WntTideTM (preclinical)	0.01	0.05	0.02	0.03

Additional major program expenses include patent fees and patent expenses which were recorded as general and administrative expenses as these fees are to support patent applications (not issued patents) in accordance with FAS 2.

Any of our major programs could be partnered for further development and/or could be accelerated, slowed or ceased due to scientific results or challenges in funding our Company. We will need significant additional funding in order to pursue our plans for the next twelve months. In addition, the timing and costs of development of our programs beyond the next 12 months is highly uncertain and difficult to estimate. See Item 1A titled Risk Factors for further discussion about the risks and uncertainties pertaining to drug development.

Commission Comment/Request #1(b):

Include the current status of each research and development program.

Response (Comment #1(b)):

Please refer to our Plan of Operations and Overview in Item 7 for a detailed discussion of each of our major programs. In summary, DR Cysteamine is being developed in cystinosis, NASH, Huntington’s Disease and Batten Disease. Cystinosis, NASH and Huntington’s Disease are three indications in which we anticipate studying DR Cysteamine in clinical trials in 2009 in patients of each indication and in 2010 in Batten Disease patients. DR Cysteamine is undergoing formulation and manufacturing scale up in preparation for our filing of an investigational new drug application with the FDA to study DR Cysteamine in cystinosis patients. Our ConviviaTM product candidate has completed its initial clinical study and we are actively seeking to partner any further development of our ConviviaTM product candidate with an Asian company where its potential market exists. HepTideTM, NeuroTransTM and WntTideTM are all undergoing preclinical proof of concept studies, and they will require further study prior to potentially moving into a clinical phase of development.

United States Securities and Exchange Commission

Attention: Vanessa Robertson

April 9, 2009

Commission Comment/Request #2(a):

Discuss the results of operations for all line items included in the statement of operations.

Response (Comment #2(a)):

Research and development expenses (including officer and employee compensation allocated to research and development) for the fiscal year ended August 31, 2008 increased by $3.4 million over the prior fiscal year primarily due to the costs incurred during our fiscal year ended August 31, 2008, associated with our Phase 2a clinical trial for the ConviviaTM program of $0.6 million, formulation manufacturing expenses of the proprietary formulation of ConviviaTM of $0.3 million and DR Cysteamine of $0.1 million , preclinical studies of ConviviaTM of $0.2 million and of DR Cysteamine of $0.1 million, clinical and regulatory consulting for ConviviaTM of $0.6 million and DR Cysteamine of $0.6 million, amortization of intangible assets related to the purchase of DR Cysteamine of $0.1 million and incremental executive, finance and facilities costs allocated to the research and development department of our clinical division of $0.5 million.

General and administrative expenses (including officer and employee compensation allocated to general and administrative expenses) for the fiscal year ended August 31, 2008 increased by $0.7 million over the prior fiscal year primarily due to the costs incurred during our fiscal year ended August 31, 2008 for the patent expenses for our clinical programs of $0.1 million, the salary and benefits of our clinical subsidiary’s President $0.3, legal and accounting expenses attributable to our clinical subsidiary of $0.3 million.

In-process research and development expenses increased by $0.3 million over the prior fiscal year due to the recording of the purchase of our ConviviaTM program during our fiscal year ended August 31, 2008. No such expense was incurred in the prior year. In-process research and development expenses were calculated based on the value of our stock issued in connection with the purchase of certain intellectual property rights to develop ConviviaTM (4-MP) for the treatment of acetaldehyde toxicity. For further details about the calculation of in-process research and development expenses, please refer to Note 6 of our audited financial statements located in our Annual Report on Form10-K.

Interest income decreased by $0.07 million over the prior fiscal year due to the significant decrease in money market interest rates from 4.5% during the fiscal year ended August 31, 2007 to an average of approximately 2% during the fiscal year ended August 31, 2008, which was partially offset by the increase in money market balances during the fiscal year ended August 31, 2008 due to the $10 million raised in May and June 2008.

Interest expense increased by $0.1 million over the prior fiscal year due to the capitalized finder’s fee of 200,000 shares of our common stock paid in connection with a

United States Securities and Exchange Commission

Attention: Vanessa Robertson

April 9, 2009

convertible loan. These shares were valued at $102,000, which was amortized as interest expense from August 2007 to April 2008, the term of the convertible loan. No draws were made on the loan prior to its expiration.

Commission Comment/Request #2(b):

Clarify the patent expenses (including FAS2 requirements relating to R&D expenses).

Response (Comment #2(b)):

Please refer to our Response (Comment #1(a)) above.

Commission Comment/Request #3(a):

Clarify the potential application in the unrelated indications.

Response (Comment #3(a)):

The potential application of DR Cysteamine to unrelated indications is currently underway. NASH, Huntington’s Disease and Batten Disease are not related to cystinosis, nor are any of these diseases related to each other. As noted in our Response (Comment #1(b)) above, we are currently collaborating with universities and clinical sites to supply clinical material (cysteamine) for testing in NASH, Huntington’s Disease and Batten Disease along with cystinosis. Treatment utilizing cysteamine has been researched in the past in both preclinical and clinical studies for all four unrelated indications. There are published studies in the public domain that discuss cysteamine as a potential treatment for these and other indications.

Commission Comment/Request #3(b):

Clarify whether the alternative use of the asset is contingent on the approval of the drug and the treatment of nephropathic cystinosis.

Response (Comment #3(b)):

Because the mechanism of action is different for these unrelated indications, for instance: in patients with cystinosis, cysteamine is used to clear out white blood cell cystine stored in patient’s cells; in patients with Huntington’s Disease, cysteamine is intended to increase a neurotrophic factor in the brain known as brain-derived neurotrophic factor or BDNF known to be deficient in Huntington’s Disease patients; and in NASH patients, cysteamine is intended to reduce elevated liver enzyme levels related to liver damage; approval of DR Cysteamine in cystinosis does not help nor does it hinder the potential approval of DR Cysteamine for any of the unrelated indications.

United States Securities and Exchange Commission

Attention: Vanessa Robertson

April 9, 2009

Commission Comment/Request #3(c):

Clarify disclosure regarding DR Cysteamine for nephropathic cystinosis (including discussion of its purchase).

Response (Comment #3(c)):

DR Cysteamine is a reformulation of the currently approved and marketed cysteamine product used to treat cystinosis patients and utilizes the same active pharmaceutical ingredient (API) as such product. The currently marketed cysteamine product has been used in treating cystinosis patients in the clinical and commercial market for over twenty years; however, patient compliance is challenging due to the requirement of frequent dosing and gastrointestinal side effects. The patient community has been hoping for the development of a better formulation that reduces the frequency of the dosing and minimizes the side effects. The clinicians that helped get the currently marketed cysteamine product approved have been working for the past 14 years on finding a formulation that would address such needs. They are currently testing a prototype formulation of DR Cysteamine which had been tested in six patients for a period of several months when we purchased it in December 2007. DR Cysteamine for cystinosis was designed to be dosed twice daily, compared to the dosing schedule of the currently available product. In addition, DR Cysteamine was designed to pass through the stomach and deliver the drug directly to the small intestine, where it is more easily absorbed into the bloodstream which may result in fewer gastrointestinal side effects.

The clinicians that helped get the currently marketed cysteamine product approved have now tested the prototype formulation of DR Cysteamine in their clinic for the past 18 months and have support that the six patients involved in the tests have been able to tolerate such formulation and are able to take the formulation twice a day without anti-nausea medications while still safely maintaining white blood cell cystine levels to a level better than the currently marketed cysteamine product. We have been focusing on formulating and manufacturing DR Cysteamine in preparation for two clinical trials in 2009.

[Confidential treatment requested by Raptor – RPTP No. 1]

[***]

Commission Comment/Request #3(d):

Confirm whether the value of the warrants in your table of $395,746.00 represents the value of the warrants to purchase 1,098,276 shares of common stock in Exhibit B to the merger agreement and explain why the 357,427 options are disclosed in the merger agreement.

Response (Comment #3(d)):

We confirm that the value of the warrants totaling $395,746 represents the value of the warrants to purchase 1,098,276 shares of our common stock in Exhibit B to the merger

United States Securities and Exchange Commission

Attention: Vanessa Robertson

April 9, 2009

agreement plus approximately $97,000 of capitalized organization costs (referred to as “net of legal fees” in our financial statement footnote).

We determined that the two consulting agreements which we chose to continue with the two clinicians were not critical or even dependent upon our ability to develop and commercialize DR Cysteamine. Therefore the stock options granted pursuant to the two consulting agreements were treated as consulting expenses consistent with our treatment of our other stock option grants to consultants.

We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Commission comments or changes to disclosure in response to Commission comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) we may not assert Commission comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any inquiry or comment with respect to this request to the attention of our outside counsel, Paul, Hastings, Janofsky & Walker LLP (Attn: Siobhan McBreen Burke, Esq. at (213) 683-6282, siobhanburke@paulhastings.com; or Kevin M. O’Sullivan, Esq. at (213) 683-6152, kevinosullivan@paulhastings.com).

Very truly yours,

RAPTOR PHARMACEUTICALS CORP.

By: /s/ Kim R. Tsuchimoto
Name:	Kim R. Tsuchimoto
Title:	Chief Financial Officer, Secretary and

Treasurer (Principal Financial Officer               and Principal Accounting Officer)

cc:	Christopher M. Starr, Ph.D. (Raptor)
Siobhan McBreen Burke, Esq. (PHJW)
Kevin M. O’Sullivan, Esq. (PHJW)